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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TransMontaigne Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89393410

(CUSIP Number)

Christopher Caperton, Esq., Senior Vice President, Louis Dreyfus Holding Company Inc.
20 Westport Road, P.O. Box 810, Wilton, CT 06897-0810, (203) 761-8392

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 89393410			Page 2 of 14 Pages

1.	Name of Reporting Person: Louis Dreyfus S.A.S.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 2,102,880 shares

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,102,880 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,102,880 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 89393410			Page 3 of 14 Pages

1.	Name of Reporting Person: Louis Dreyfus Holding Company Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-2884817

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 2,102,880 shares

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,102,880 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,102,880 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 89393410			Page 4 of 14 Pages

1.	Name of Reporting Person: Louis Dreyfus Corporation		I.R.S. Identification Nos. of above persons (entities only): 13-5204055

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 2,102,880 shares

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,102,880 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,102,880 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 6 to Schedule 13D is filed by Louis Dreyfus S.A.S., a corporation organized under the laws of France (“LDSAS”), Louis Dreyfus Holding Company Inc., a Delaware corporation (“LDHC”), and Louis Dreyfus Corporation, a Delaware corporation (“LDC” and together with LDSAS and LDHC, the “Louis Dreyfus Group”) relating to the Common Stock, par value $.01 per share (the “Common Stock”), of TransMontaigne Inc., a Delaware corporation (the “Issuer”), amends and terminates the Schedule 13D filed November 6, 1998, and should be read in conjunction with the Schedule 13D filed November 6, 1998, as amended by Amendment No. 5, filed on April 12, 2005, and other previously filed Amendments and Restatements (as so amended and restated, the “Schedule 13D”).
     Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction
     Item 4 is hereby amended and restated as follows:
     LDC and LDHC acquired an aggregate 4,500,000 shares of the Common Stock as partial consideration of LDC’s sale of the LDEC Shares to the Issuer. Pursuant to the Stock Purchase Agreement, the Issuer agreed, for so long as LDC and its affiliates maintain an equity ownership interest in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock, to use its reasonable best efforts to nominate to the Board of Directors of the Issuer (the “Board of Directors”) a person designated by LDC who is reasonably acceptable to the Board of Directors. Peter B. Griffin, President of LDC, who was so designated by LDC and appointed to the Board of Directors, resigned from the Board of Directors effective January 28, 2004 and LDC has not requested that a person designated by LDC be nominated to the Board of Directors as his successor.
     In Amendment No. 3 to the Schedule 13D, the Louis Dreyfus Group stated that it was in the process of reexamining its investment in the Issuer, and depending on market considerations and other factors, might sell any or all of its shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers advisable.
     As stated in Amendments No. 4 and 5, LDC, from March 30, 2005 through April 7, 2005, sold an aggregate of 1,599,600 shares of Common Stock. As a result, LDC no longer maintained an equity ownership interest in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock and no longer had the right to cause the Issuer to use its reasonable best efforts to nominate to the Board of Directors a person designated by LDC who was reasonably acceptable to the Board of Directors. In addition, during this period LDC had disposed of more than 1% of the then outstanding shares of Common Stock
     Further to the foregoing, LDC, from July 11, 2005 through July 22, 2005, sold an aggregate of 648,600 shares of Common Stock. As a result, LDC has, since the filing of Amendment No. 5, disposed of more than 1% of the outstanding shares of Common Stock. In addition, this Amendment No. 6 terminates the filing obligations of the Louis Dreyfus Group because it is no longer the beneficial owner of more than 5% of the outstanding shares of Common Stock.

     The statement in Amendment No. 3 to the Schedule 13D referred to above remains true as to the remaining shares of the Common Stock held by the Louis Dreyfus Group.
     Subject to the foregoing, none of LDSAS, LDHC, or LDC has any present plans or proposals which relate to or would result in:
     (a) The acquisition by any person of additional securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
     The first paragraph of Paragraph (a) of Item 5 is hereby amended and restated, in part, as follows:
     (a) As of the date hereof and subject to the arrangements described in Item 6 of the Schedule 13D, LDC is the direct beneficial owner of 2,102,880 shares of the Common Stock, representing approximately 4.8% of the 43,459,487 issued and outstanding shares of the Common Stock as of May 2, 2005, as reported by Issuer. LDHC is the indirect beneficial owner of such 2,102,880 shares, representing approximately 4.8% of the issued and outstanding shares of the Common Stock. LDSAS is the indirect beneficial owner of the 2,102,880 shares of the Common Stock beneficially owned by LDHC, representing approximately 4.8% of the issued and outstanding shares of the Common Stock.

     Paragraph (c) of Item 5 is amended as follows:
     (c) In addition to the foregoing, LDC effected the following dispositions of Common Stock, since the filing of Schedule 13D Amendment No. 5, in open market transactions on the dates indicated:

	Amount Of Shares
Date of Transaction	Disposed Of	Price
July 11, 2005	50,000	$12.55

July 12, 2005	87,600	$12.46

July 13, 2005	28,600	$12.28

July 15, 2005	50,000	$11.83

July 18, 2005	75,000	$11.98

July 19, 2005	65,000	$11.98

July 20, 2005	92,400	$12.00

July 21, 2005	100,000	$11.98

July 22, 2005	100,000	$11.98
     The foregoing transactions are the only transactions conducted since the transactions listed in Schedule 13D Amendment No. 5 filed April 12, 2005.
     Paragraph (e) of Item 5 is amended and restated as follows:
     (e) As of July 22, 2005, the Louis Dreyfus Group ceased to own more than 5% of the outstanding Common Stock and accordingly, its obligation to file amendments to Schedule 13D has terminated.

Item 7.	Material to be Filed as Exhibits
     1. Written Agreement of LDSAS, LDHC and LDC relating to the filing of this Amendment as required by Rule 13d-l(k).

Signature
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

Louis Dreyfus S.A.S.
July 26, 2005	By:	/s/ Gerard Louis-Dreyfus
		Name:	Gerard Louis-Dreyfus
		Title:	Chairman/President

Louis Dreyfus Holding Company Inc.
July 26, 2005	By:	/s/ Christopher Caperton
		Name:	Christopher Caperton
		Title:	Senior Vice President

Louis Dreyfus Corporation
July 26, 2005	By:	/s/ Richard D. Gray
		Name:	Richard D. Gray
		Title:	Vice President/Treasurer

Annex A
LOUIS DREYFUS S.A.S. (FORMERLY S.A. LOUIS DREYFUS ET CIE.) (“LDSAS”)

Name and Business Address
(all business addresses are:
Louis Dreyfus S.A.S.
87 Avenue de la Grande Armée	Present Principal
75782 Paris, France	Occupation or
unless otherwise indicated)	Employment	Citizenship

DIRECTORS

Gerard Louis-Dreyfus Louis Dreyfus Holding Company Inc. 200 Park Avenue, 33d Floor New York, New York 10166	Chairman/President of LDSAS	U.S.A.

Robert Louis-Dreyfus	NA	France

Bernard Baldensperger	Directeur Général of LDSAS	France

Philippe Louis-Dreyfus	Directeur Général of LDSAS	France

Marie-Jeanne Meyer	Directeur Général of LDSAS	France

Georges Gateff	Directeur Central of LDSAS	France

Ernest F. Steiner Louis Dreyfus Holding Company Inc. 200 Park Avenue, 33d Floor New York, New York 10166	Chief Financial Officer of Groupe Louis Dreyfus	U.S.A.

Jacques Veyrat	NA	France

EXECUTIVE OFFICERS (who are not Directors)

Patrik d’Aymery	Directeur Général Adjoint / Directeur Financier of LDSAS	France

Pierre Louis-Dreyfus	Vice President/Directeur Général of LDSAS	France

Bernard Laferrière	Directeur Général Adjoint of LDSAS	France

Annex B
LOUIS DREYFUS HOLDING COMPANY INC. (“LDHC”)

Name and Business Address (all
business addresses are:
Louis Dreyfus Holding Company Inc.
20 Westport Road
P.O. Box 810	Present Principal
Wilton, Connecticut 06897	Occupation or
unless otherwise indicated)	Employment	Citizenship

DIRECTORS

Gerard Louis-Dreyfus*

Jeffrey R. Gilman	Senior Vice President of LDHC	U.S.A.

Peter B. Griffin Louis Dreyfus Corporation 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897-0810	President of LDC	U.S.A.

Ernest F. Steiner*

EXECUTIVE OFFICERS (who are not Directors)

Robert L. Aiken	Vice President of LDHC	U.S.A.

Christopher Caperton	Senior Vice President of LDHC	U.S.A.

Andrew J. Connelly	Vice President of LDHC	U.S.A.

Richard D. Gray	Vice President and Treasurer of LDHC	U.S.A.

Deborah J. Neff Louis Dreyfus Corporation 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897-0810	Senior Vice President of LDC	U.S.A.

* Individual’s business address, present principal occupation and citizenship are set forth in Annex A (LDSAS).

Hal Wolkin Louis Dreyfus Corporation 20 Westport Road P.O. Box 810 Wilton, Connecticut 06897-0810	Senior Vice President of LDC	U.S.A.

Annex C
LOUIS DREYFUS CORPORATION (“LDC”)

Name and Business Address (all
business addresses are:
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810	Present Principal
Wilton, Connecticut 06897-0810	Occupation or
unless otherwise indicated)	Employment	Citizenship

DIRECTORS

Gerard Louis-Dreyfus*

Robert L. Aiken**

Jeffrey R. Gilman**

Peter B. Griffin**

Joseph Nicosia	Executive Vice President and Chairman of Allenberg Cotton Division of LDC	U.S.A.

EXECUTIVE OFFICERS (who are not Directors)

Ernest F. Steiner*

Paul D. Addis	Executive Vice President of LDC	U.S.A.

Peter T. Bafitis	Senior Vice President of LDC	U.S.A.

Lawrence Greenhall	Senior Vice President of LDC	U.S.A.

William C. Kreussling	Senior Vice President of LDC	U.S.A.

Gary Lubben	Senior Vice President of LDC	U.S.A.

* Individual’s business address, present principal occupation and citizenship are set forth in Annex A (LDSAS).

** Individual’s business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

Peter Mann	Senior Vice President of LDC	U.S.A.

Deborah J. Neff**

Clifford L. Wald	Senior Vice President of LDC	U.S.A.

Hal Wolkin**

** Individual’s business address, present principal occupation and citizenship are set forth in Annex B (LDHC).